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                          [TELERGY, INC. LETTERHEAD]



February 12, 2001

BY EDGAR AND OVERNIGHT MAIL


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         RE:      TELERGY, INC. (FILE NO. 333-36742)
                  FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Telergy, Inc., a Delaware corporation (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-36742, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on May 10, 2000.

         The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the public offering contemplated by the Registration Statement and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Registrant's securities were sold pursuant to the Registration Statement. The Registrant hereby also withdraws its request for confidential treatment (the "Confidential Treatment Application") with the understanding that the information for which confidential treatment was requested will not become publicly available. The Registrant hereby also informs the Staff that it may undertake a subsequent private offering in reliance on the integration safe harbors set forth in new Rule 155(c) promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, on January 26, 2001. The Registrant is aware of the March 7, 2001 effective date of new Rule 155.

         Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible and that all documents and materials submitted with or in connection with the Confidential Treatment Application be returned to the undersigned. The Company also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be


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credited to the Registrant's account with the Securities and Exchange
Commission for future use.

         Please send to the Registrant a facsimile copy of the Order consenting to the withdrawal of the Registration Statement. The facsimile number of the Registrant is (315) 362-2850.

         Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (315) 362-2800.


                                           Sincerely,

                                           /s/ Steven D. Rubin

                                           Steven D. Rubin
                                           Senior Vice President, Secretary and
                                           General Counsel

SDR/an
cc:      Barry N. Summer
         Patrick O'Leary
         Kathleen Krebs
         Michael Purves
         Amy Shapero
         Joel Klapperman
         Michael Keyes
         John Papachristos